UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2019 Commission File Number: 001-36363
TARENA INTERNATIONAL, INC.

Suite 10017, Building E

Zhongkun Plaza, A18 Bei San Huan West Road

Haidian District, Beijing 100098

People's Republic of China

Tel: +86 10 6213-5687

1/F, Block A, Training Building,

65 Kejiyuan Road, Baiyang Jie Dao,

Economic Development District,

Hangzhou 310000, People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Recent Development

Tarena International, Inc. (the "Registrant") had previously reported on July 24, 2019 that, as identified by the ongoing independent review conducted by its independent audit committee (the "Independent Audit Committee Review"), including review of issues related to the Registrant's revenue recognition, in addition to the financial results for 2018, the Registrant also expected that its historical disclosure of its financial results and audited financial statements for its fiscal year ended December 31, 2017, as well as the financial results and audited financial statements for periods prior to 2017, may need to be restated and should not be relied upon, pending the completion of the Independent Audit Committee Review. The Registrant further reports that KPMG Huazhen LLP, the Registrant's independent registered public accounting firm, notified the Registrant by letter dated August 27, 2019, that none of its previously issued auditor’s reports related to the consolidated balance sheets of Tarena International, Inc. and subsidiaries and the related consolidated statements of comprehensive income, changes in equity (deficit), and cash flows should be relied upon.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARENA INTERNATIONAL, INC.

	By:	/s/ Yuduo Yang
	Name:	Yuduo Yang
	Title:	Chief Financial Officer

Date: September 9, 2019